UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

Annual Calendar of Corporate Events - 2017

Information on the Company

Name of the Company

Banco Bradesco S.A.

Headquarters’ Address

Núcleo Cidade de Deus, Vila Yara, Osasco, SP

Web Address

www.bradesco.com.br

Investor Relations Officer

name:	Alexandre da Silva Glüher
email:	diretoria.executiva@bradesco.com.br
phone:	(5511) 3681.4011

Responsible for the Investor Relations Department

name:	Carlos Wagner Firetti
email:	investidores@bradesco.com.br
phone:	(5511) 2194-0921

Newspapers (and location) in which we publish our corporate acts

Official Gazette of the State of São Paulo and Valor Econômico, both in São Paulo

Financial Statements and Consolidated Financial Statements for the year ended on December 31, 2016

Event

Date

Submitting to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to the shareholders (Website)

February 2, 2017

Publication

February 8, 2017

Standardized Financial Statements - SFS for the year ended on December 31, 2016

Event

Date

Submitting to BM&FBOVESPA, CVM and making available to the shareholders (Website)	February 2, 2017

Financial Statements in IFRS for the year ended December 31, 2016

Event

Date

Submitting to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to the shareholders (Website)	February 24, 2017

Form 20-F for the fiscal year ended on December 31, 2016

Event

Date

Submitting to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to the shareholders (Website)	April 28, 2017

Reference Form for the year ended December 31, 2016

Event

Date

Submitting to BM&FBOVESPA, CVM and making available to the shareholders (Website)	May 31, 2017

October  10, 2017

Banco Bradesco S.A.

Annual Calendar of Corporate Events - 2017

.2.

Financial Statements and the Consolidated Financial Statements for the semester ended on June 30, 2017

Event

Date

Submitting to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to the shareholders (Website)	July 27, 2017
Publication	August 16, 2017

Disclosure of the Results

Quarterly Information – ITR Consolidated Quarterly Financial Statements (Portuguese and English)

Event

Date

Submitting to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to the shareholders (Website)
Annual/2016	February 2, 2017
For the 1st quarter/2017	April 27, 2017
For the 2nd quarter/2017	July 27, 2017
For the 3rd quarter/2017	November 1, 2017

Public Meeting with Analysts and Investors
Event: Public Meeting with analysts and investors, open to other stakeholders
Date / Time / Venue

February 22, 2017 (Wednesday) -  Brasília, DF

Accreditation starts at: 6:30 p.m. - Presentations start at: 7 p.m. - Closure at: 9 p.m.

(APIMEC) Hotel Royal Tulip Brasília Alvorada - SHTN, Bloco C, s/n, SEN Trecho 1 Conj. 1 - Asa Norte

August 17, 2017 (Thursday) - Porto Alegre, RS

Accreditation starts at: 6 p.m. - Presentations start at: 6:30 p.m. - Closure at: 8:30 p.m.

(APIMEC) Sheraton Porto Alegre Hotel - Rua Olavo Barreto Viana, 18 - Moinhos de Vento

August 24, 2017 (Thursday) - São Paulo, SP

Accreditation starts at: 2 p.m. - Presentations start at: 3 p.m. - Closure at: 6 p.m.

(APIMEC) Hotel Hilton São Paulo Morumbi - Av. das Nações Unidas, 12.901 - Brooklin Paulista

August 29, 2017 (Tuesday) - Rio de Janeiro, RJ

Accreditation starts at: 2 p.m. - Presentations start at: 3 p.m. - Closure at: 5:30 p.m.

(APIMEC) Hotel Hilton Rio de Janeiro Copacabana - Av. Atlântica, 1.020 - Copacabana

October  10, 2017

Banco Bradesco S.A.

Annual Calendar of Corporate Events - 2017

.3.

Annual/Special Shareholders' Meetings scheduled

Event

Date

Annual and Special Shareholders' Meetings

Submitting to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX the Call Notices and the Proposals of the Board of Directors, including the information required by CVM Instructions No. 480 and 481, from December 7 and 17, 2009.

February 6, 2017
	Publication of the Call Notices	February 7, 8 and 9, 2017
	Date of the Annual and Special Shareholders Meeting	March 10, 2017
	Submitting to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX the main resolutions of the Annual and Special Shareholders Meeting	March 10, 2017
	Submitting to BM&FBOVESPA and CVM the Minutes of the Annual and Special Shareholders Meeting	March 13, 2017

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice-President and

Investor Relations Officer

October  10, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 10, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.